Mail Stop 3561

April 1, 2009

Sydney K. Boone
Corporate General Counsel and Secretary
Conn's, Inc.
3295 College Street
Beaumont, TX 77701

> **Re:** **Conn's, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 4, 2009**
> **File No. 333-157390**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 26, 2009**
> **File No. 0-50421**

Dear Mr. Boone:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 8. Financial Statements and Supplementary Data, page 58

Note 1. Summary of Significant Accounting Policies, page 66

Receivables Not Sold, page 69

1. Please explain to us in detail your methodology for calculating the provision for
    bad debts associated with the receivables not sold to your qualified special
    purpose entity and the GAAP guidance you relied upon in developing your
    methodology. Please separately address the methodology used for your primary
    and secondary portfolios and the installment and revolving loans included in the
    portfolios. Refer to SAB Topic 6:L and EITF D-80. Please include a discussion
    of the factors that are relevant to an understanding of your methodologies and
    estimates used to determine probable losses, including the following:

    - How you consider your security interests and credit insurance sold to
      customers;
    - How you identify and evaluate the risks inherent in your primary and
      secondary portfolios of installment and revolving loans including whether
      "same as cash" or deferred interest program loans have different risk
      characteristics;
    - How you segment and/or group loans in the portfolios in terms of risk and
      past due status;
    - The methods used to identify loans to analyze individually, including how the
      amounts of impairments are determined and measured;
    - Your consideration of industry, geographical, economic and political factors
      in determining loss rates;
    - The period of time considered in using historical loss experience; and
    - How you consider the level and trend in delinquencies, charge-offs and
      recoveries, volume and terms of loans, changes in underwriting standards or
      other lending policies.

    In addition, please provide a summary of your customer accounts receivable aging
    and reserve analysis for the two years presented with your response. Also, tell us
    whether you revised your underwriting standards or other lending policies and/or
    modified payment terms on accounts during the past two years and, if so, the
    impact on your aging and reserve analysis for each year.

Note 3. Interest in Securitized Receivables, page 74

2. Please tell us in detail how you derived the market place participant assumptions
    used to measure the fair value of your interest in securitized assets at each balance
    sheet date. Please include a discussion of available market information such as

quoted prices, reports issued by analysts and ratings agencies, current level of interest rates and directional movements in relevant indexes, as well as information about the performance of the underlying credit card receivables, such as delinquency rates and loss experience considered in developing the assumptions. Also address the extent to which assumptions, such as those related to net interest spread, credit risks, delinquency rates and loss experience, and risk reduction arrangements such as credit insurance and security interests reflect your own assumptions of what market participants would use in pricing your interests in securitized assets.

3. We note your disclosure in various Form 8-K current reports filed throughout the year that you periodically re-age your credit portfolio. Please describe the policies and methods used to re-age the accounts in your credit portfolio to us in detail and the basis or rationale for re-aging the accounts. Also, please tell us, and quantify to the extent practicable, how your re-aging policy affects the aging of your credit accounts and the determination of delinquencies, charge-offs and recoveries, and historical loss rates, as well as the impact on the assumptions used to estimate the fair value of your interest in securities assets and probable losses on customer receivables not sold to your qualified special purpose entity for each year presented.

4. Please tell us how your delinquency rates, charge-offs and recoveries, aging polices and underwriting standards or other lending policies compare with other market place participates and the causes and other factors to which you attribute any significant differences. If meaningful, please tell us the differences between your proprietary standardized credit scoring model and pre-determined aging charge-off criteria described on page 13 and those of other market place participants.

******

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tony Watson, Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Forrest Brumbaugh, Esq.